[redacted]

02053080

VF 12-6-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED DEC 03 2002

SEC FILE NUMBER
8-33355

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FV 12/6/02

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Private Investors Equity Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23630 CLOVER TRAIL
(No. and Street)

CALABASAS (City) (State) 91302-2007 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LEONARD ROBBINS (818) 222-2410
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HELLER, BROIDA & EISENBERG ACCOUNTANCY
(Name – *if individual, state last, first, middle name*)

9454 WILSHIRE BLVD, STE. 550 (Address) BEVERLY HILLS (City) CA (State) 90212-2910 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LEONARD ROBBINS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRIVATE INVESTORS EQUITY GROUP, as of SEPTEMBER 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

PRESIDENT

Title

Notary Public

STEPHEN A. TRAMONTANA
COMM. #1350472
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires April 9, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIVATE INVESTORS EQUITY GROUP

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2002

PRIVATE INVESTORS EQUITY GROUP

SEPTEMBER 30, 2002

INDEX

HELLER, BROIDA & EISENBERG
Accountancy Corporation

Michael P. Broida *C.P.A.*
Murray D. Heller *C.P.A.*
Stanley Eisenberg *C.P.A.*

J. David Foxman *C.P.A.*
Mary Elizabeth Merkle *C.P.A.*

To the Board of Directors
Private Investors Equity Group
Calabasas, California

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of Private Investors Equity Group as of September 30, 2002 and September 30, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Private Investors Equity Group as of September 30, 2002 and September 30, 2001 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

HELLER, BROIDA & EISENBERG
ACCOUNTANCY CORPORATION

Beverly Hills, California
October 22, 2002

9454 Wilshire Boulevard | Suite 550 | Beverly Hills, California 90212-2910
T: 310.247.4949 | F: 310.247.4939 | www.HBEAC.com

PRIVATE INVESTORS EQUITY GROUP

BALANCE SHEETS

	September 30, 2002	September 30, 2001
ASSETS		
Current Assets:		
Cash	$ 7,328	$ 6,129
Accounts Receivable - Notes 2 and 3	-	-
Employee Advances	1,500	-
Prepaid Payroll Taxes	-	47
Stock Portfolio - Note 4	145	193
Total Current Assets	8,973	6,369
Property and Equipment - Notes 2 and 5	-	-
TOTAL ASSETS	$ 8,973	$ 6,369
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Payroll Taxes Payable	$ -	$ 4
Total Current Liabilities	-	4
Total Liabilities	-	4
Stockholder's Equity:		
Common Stock, No Par Value, 100,000 Shares Authorized, 80 Shares Issued and Outstanding	8,000	8,000
Additional Paid in Capital	16,065	16,065
Retained Earnings (Accumulated Deficit)	(15,092)	(17,700)
Total Stockholder's Equity	8,973	6,365
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 8,973	$ 6,639

See Independent Auditors' Report.

The accompanying notes are an integral part of these financial statements.

PRIVATE INVESTORS EQUITY GROUP

STATEMENTS OF INCOME

	For the Fiscal Year Ended September 30, 2002	2001
Revenues:		
Commissions	$ 139,505	$ 29,976
Marketing Allowance (Non-Allocable)	263,711	
Interest/Dividend Income	-	234
Stock Portfolio Gain (Loss)	(49)	(462)
Total Revenues	403,167	29,748
Expenses:		
Officer's Salary	750	650
Salaries	310,726	-
Payroll Taxes	35,530	71
Commissions Paid	7,500	22,500
Professional Fees	500	2,350
Automobile	479	8
Insurance	10,266	2,641
Telephone and Utilities	-	42
Promotion and Entertainment	760	101
Postage and Advertisement	48	18
Employee Medical Benefits	27,134	2,024
Office Expenses and Supplies	1,185	21
Regulatory Fees and Licenses	4,016	1,085
Computer Services and Supplies	267	68
Taxes and Licenses	40	-
Dues, Subscriptions and Seminars	521	30
Miscellaneous	37	96
Total Expenses	399,759	31,705
Net Income (Loss) Before Provision for Income Taxes	3,408	(1,957)
Provision for Income Taxes - Note 6	800	800
Net Income (Loss)	$ 2,608	$ (2,757)

See Independent Auditors' Report.

The accompanying notes are an integral part of these financial statements.

PRIVATE INVESTORS EQUITY GROUP

STATEMENTS OF CASH FLOWS

	For the Fiscal Year Ended September 30, 2002	2001
Increase (Decrease) in Cash:		
Cash Flows from Operating Activities:		
Net Income (Loss)	$ 2,608	$ (2,757)
Adjustment to Reconcile Net Income to Net Cash:		
Decrease in Accounts Receivable	-	10,000
(Increase) in Employee Advances	(1,500)	-
Decrease/(Increase) in Prepaid Payroll Taxes	47	(47)
(Decrease) in Payroll Taxes Payable	(4)	(2)
(Decrease)/Increase in Commissions Payable	-	(9,500)
Net Cash Provided (Used) by Operating Activities	1,151	(2,306)
Cash Flows from Investing Activities:		
Decrease in Stock Portfolio	48	6,522
Net Increase in Cash	1,199	4,216
Cash at Beginning at Period	6,129	1,913
Cash at End at Period	$ 7,328	$ 6,129
Supplementary Disclosures of Cash Flows Information:		
Corporation Taxes Paid	$ 800	$ 800

See Independent Auditors' Report.

The accompanying notes are an integral part of these financial statements.

PRIVATE INVESTORS EQUITY GROUP

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	For the Fiscal Year Ended September 30, 2002	2001
Stockholder's Equity at October 1	$ 6,365	$ 9,122
Plus: Net Income (Loss) for the Year	2,608	(2,757)
Stockholder's Equity at September 30	$ 8,973	$ 6,365

See Independent Auditors' Report.

The accompanying notes are an integral part of these financial statements.

PRIVATE INVESTORS EQUITY GROUP

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

1. COMPANY:

Private Investors Equity Group is a California corporation which is a fully-disclosed broker-dealer that does not hold any customers' securities or accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Accounts Receivable:

Accounts receivable are commissions and due diligence that have been constructively earned but not yet received. A portion of the current accounts receivable may include stock to be received in lieu of cash commissions for private placements. The stock is priced at its initial offering price. Commissions contingent upon purchasers' actions are not recorded until the action has been performed.

Property and Equipment:

Property and equipment are recorded at cost. Expenses which substantially increase the useful lives of existing property and equipment are capitalized; while repairs and maintenance are expensed as incurred. The company uses accelerated methods in computing depreciation and amortization for accounting and income tax purposes.

Income Taxes:

The company files its income tax returns on the cash basis of accounting. Income taxes paid or payable on the accrual method of accounting in excess of taxes on income determined by the cash basis are shown as deferred taxes.

3. ACCOUNTS RECEIVABLE:

The components of accounts receivable are as follows:

	September 30, 2002	September 30, 2001
Payable in Cash	$ -	$ -
Payable in Stock	-	-
Total	$ -	$ -

These notes are an integral part of the accompanying financial statements.

PRIVATE INVESTORS EQUITY GROUP

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

4. STOCK PORTFOLIO:

Marketable securities are available-for-sale and are carried at the quoted market value at the balance sheet date.

	September 30, 2002	September 30, 2001
Money Market Funds	$ (6)	$ (6)
Equity Securities	151	199
Total	$ 145	$ 193

5. PROPERTY AND EQUIPMENT:

Property and equipment consist of the following:

	Estimated Useful Life	September 30, 2002	September 30, 2001
Office furniture and equipment	3-5 Years	$ 17,803	$ 17,803
Less: Accumulated depreciation		(17,803)	(17,803)
Net Property and Equipment		$ -	$ -

6. INCOME TAXES:

The components of income taxes are as follows:

	September 30, 2002	September 30, 2001
Current:		
Federal	$ -	$ -
State	800	800
Deferred:		
Federal	-	-
State	-	-
Total	$ 800	$ 800

These notes are an integral part of the accompanying financial statements.

7. RELATED PARTY TRANSACTIONS:

Rent:

The Company pays $200 per month to the sole stockholder for office space within 10 days of an invoice received from the stockholder. No invoices were presented in the current fiscal year.

PRIVATE INVESTORS EQUITY GROUP

SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2002

HELLER, BROIDA & EISENBERG
Accountancy Corporation

Michael P. Broida *C.P.A.*
Murray D. Heller *C.P.A.*
Stanley Eisenberg *C.P.A.*

J. David Foxman *C.P.A.*
Mary Elizabeth Merkle *C.P.A.*

To the Board of Directors
Private Investors Equity Group
Calabasas, California

AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Our report on our audits of the basic financial statements of Private Investors Equity Group for the years ended September 30, 2002 and September 30, 2001 appears on page 1. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary schedules presented on pages 11 through 13 are presented only for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the same auditing procedures as the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HELLER, BROIDA & EISENBERG
ACCOUNTANCY CORPORATION

Beverly Hills, California
October 22, 2002

9454 Wilshire Boulevard | Suite 550 | Beverly Hills, California 90212-2910
T: 310.247.4949 | F: 310.247.4939 | www.HBEAC.com

PRIVATE INVESTORS EQUITY GROUP

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO

RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2002

Total Stockholder's Equity from Balance Sheet		$ 8,973
Less: Non-Allowable Assets:		
Petty Cash	$ 100	
Employee Advances	1,500	
		(1,600)
Net Capital Before Haircuts		7,373
15% Haircut on Other Securities of $151		(23)
Net Capital		$ 7,350

PRIVATE INVESTORS EQUITY GROUP

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION

RELATING TO THE POSSESSION OF CONTROL REQUIREMENTS PURSUANT TO

RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2002

MINIMUM NET CAPITAL REQUIRED - $5,000

Private Investors Equity Group as a fully disclosed broker-dealer does not hold any customers' securities or customers' cash. The Company is therefore exempt from the possession or control requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934.

PRIVATE INVESTORS EQUITY GROUP

RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER RULE 15c-3-1

SEPTEMBER 30, 2002

	Audited Report	Unaudited Report	Difference
Total Ownership Equity	$ 8,973	$ 7,473	$ 1,500
Less: Non-Allowable Assets	(1,600)	(100)	(1,500)
Net Capital Before Haircuts	7,373	7,373	-
Less: 15% Haircut on Securities	(23)	(23)	-
Net Capital	$ 7,350	$ 7,350	$ -

The entire difference found between the audited net capital and the net capital computation in the September 30, 2002 Focus Report entirely consists of a reclassification by the auditor of $1,500 of "Employee Advances" as an asset, not an expense, as shown on the Company books. The net effect of this change to the net capital is 0.

HELLER, BROIDA & EISENBERG
Accountancy Corporation

Michael P. Broida *C.P.A.*
Murray D. Heller *C.P.A.*
Stanley Eisenberg *C.P.A.*

J. David Foxman *C.P.A.*
Mary Elizabeth Merkle *C.P.A.*

EXHIBIT 1

Independent Auditors' Report on Internal

Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
Private Investors Equity Group

We have examined the financial statements of Private Investors Equity Group for the period ended September 30, 2002, and have issued our report thereon dated October 22, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Private Investors Equity Group, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(1)(11) and the reserve required by Rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9454 Wilshire Boulevard | Suite 550 | Beverly Hills, California 90212-2910

EXHIBIT 1, cont'd

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Private Investors Equity Group taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

HELLER, BROIDA & EISENBERG
ACCOUNTING CORPORATION

Beverly Hills, California
October 22, 2002